                                                                   EXHIBIT 99.1





                             FINANCIAL STATEMENTS OF

                             FNX MINING COMPANY INC.

                        YEAR ENDED DECEMBER 31, 2002 AND

                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

        MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION



        The accompanying financial statements and all information contained in this report were prepared by and are the responsibility of management. The statements were prepared in accordance with Canadian generally accepted accounting principles and include management's best judgments and estimates. Where alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial information presented elsewhere in this report is consistent with that in the financial statements.



        The company maintains a system of internal controls which provides management with reasonable assurance that financial information is relevant, reliable and accurate and that the company's assets are properly accounted for and adequately safeguarded.



        The financial statements have been audited by the independent external auditors appointed by the shareholders, Smith, Nixon & Co. LLP. In that capacity, they have examined and reported on the financial statements for the year ended December 31, 2002 and the six-month period ended December 31, 2001. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors and has recommended their approval by the Board of Directors.



        A. T. McGibbon
        President and Chief Executive Officer
        Toronto, Ontario
        February 28, 2003

        AUDITORS' REPORT
        TO THE SHAREHOLDERS OF
        FNX MINING COMPANY INC.



        We have audited the balance sheets of FNX Mining Company Inc. as at December 31, 2002 and December 31, 2001 and the statements of loss and deficit and cash flows for the year ended December 31, 2002 and the six-month period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


        In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and the six-month period ended December 21, 2001 in accordance with Canadian generally accepted accounting principles.



                                                 SIGNED

                                                 "SMITH, NIXON & CO. LLP"


        TORONTO, ONTARIO                         CHARTERED ACCOUNTANTS
        February 28, 2003

                             FNX MINING COMPANY INC.
                 BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001


                                                                           2002               2001
                                     ASSETS
CURRENT ASSETS
    Cash                                                             $     30,932,615    $     1,036,048
    Accounts receivable                                                       975,039             32,830
    Marketable securities                                                       2,750              2,750
    Prepaid expenses and deferred costs                                        40,489             96,555
                                                                     ----------------    ---------------
                                                                           31,950,893          1,168,183

CAPITAL ASSETS (Note 3)                                                       252,608              4,878

MINERAL EXPLORATION PROPERTIES (Note 4)                                    12,879,681          5,469,721
                                                                     ----------------    ---------------
                                                                     $     45,083,182    $     6,642,782
                                                                     ================    ===============

                                   LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                         $        992,488    $       169,177
                                                                     ----------------    ---------------

                              SHAREHOLDERS' EQUITY
SPECIAL WARRANTS (Note 5)                                                    -                 1,320,000

CAPITAL STOCK  (Note 5)                                                    53,886,468         11,119,652

DEFICIT                                                                   (9,795,774)        (5,966,047)
                                                                     ----------------    ---------------
                                                                           44,090,694          6,473,605
                                                                     ----------------    ---------------
                                                                     $     45,083,182    $     6,642,782
                                                                     ================    ===============

SIGNED ON BEHALF OF THE BOARD

           SIGNED                                            SIGNED

           "A. T. MCGIBBON"                                  "R. D. CUDNEY"


           Director                                          Director

   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                         STATEMENTS OF LOSS AND DEFICIT
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


                                                                           2002               2001
                                                                                           (NOTE 9)
REVENUE
    Interest income                                                  $        481,356    $        19,668
                                                                     ----------------    ---------------
EXPENSES
    Administration                                                          1,310,677            187,568
    Prospecting                                                                19,536             53,312
    Amortization                                                               18,858                799
    Mineral exploration properties written off                              2,962,012            272,089
                                                                     ----------------    ---------------
                                                                            4,311,083            513,768
                                                                     ----------------    ---------------
OPERATING LOSS                                                             (3,829,727)          (494,100)

OTHER INCOME
    Gain on sale of marketable securities                                    -                   157,425
                                                                     ----------------    ---------------
NET LOSS FOR THE PERIOD                                                    (3,829,727)          (336,675)

DEFICIT - BEGINNING OF PERIOD                                              (5,966,047)        (5,629,372)
                                                                     ----------------    ---------------
DEFICIT - END OF PERIOD                                              $     (9,795,774)    $   (5,966,047)
                                                                     ================    ===============
LOSS PER SHARE - BASIC (NOTE 7)                                      $          (0.13)         $   (0.03)
                                                                     ================    ===============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       30,055,848         13,351,586
                                                                     =================  =================


   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                            STATEMENTS OF CASH FLOWS
                        YEAR ENDED DECEMBER 31, 2002 AND
                     SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


                                                                           2002               2001
                                                                                           (NOTE 9)
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the period                                          $     (3,829,727)   $     (336,675)
    Items not involving cash -
        Amortization                                                          105,690                799
        Gain on sale of marketable securities                                -                 (157,425)
        Mineral exploration properties written off                          2,962,012            272,089
                                                                     ----------------    ---------------

                                                                             (762,025)          (221,212)

    Net change in non-cash working capital -
        Accounts receivable                                                  (942,209)            (1,003)
        Prepaid expenses                                                       56,066           (96,173)
        Accounts payable and accrued liabilities                              823,311             92,519
                                                                     ----------------    ---------------

                                                                             (824,857)          (225,869)
                                                                     ----------------    ---------------

INVESTING ACTIVITIES
    Purchase of capital assets                                               (353,420)            (1,998)
    Mineral properties
        Exploration expenditures                                           (7,358,614)          (276,607)
        Acquisition costs                                                      (7,034)           (20,000)
    Proceeds on sale of marketable securities                                -                   231,452
                                                                     ----------------   ----------------

                                                                           (7,719,068)           (67,153)
                                                                     ----------------    ---------------

FINANCING ACTIVITIES
    Common shares issued                                                   41,119,887           -
    Financing costs                                                        (2,679,395)           -
                                                                     ----------------    ---------------

                                                                           38,440,492           -
                                                                     ----------------    ---------------

NET CHANGE IN CASH DURING THE PERIOD                                       29,896,567           (293,022)

CASH  - BEGINNING OF PERIOD                                                 1,036,048          1,329,070
                                                                     ----------------    ---------------

CASH  - END OF PERIOD                                                $     30,932,615    $     1,036,048
                                                                     ================    ===============

   The accompanying notes are an integral part of these financial statements.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


1.      BASIS OF PRESENTATION

        FNX Mining Company Inc. is in the business of acquiring, exploring and developing mineral properties that it believes contain mineralization that will be economically recoverable in the future. The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.


2.      SIGNIFICANT ACCOUNTING POLICIES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

        (A) USE OF ESTIMATES

            The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

        (B) MARKETABLE SECURITIES

            Marketable securities are carried at the lower of cost or quoted market value.

        (C) MINERAL EXPLORATION  PROPERTIES

            Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.

        (D) CAPITAL ASSETS

            Capital assets are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

                  Equipment                         - straight-line over 5 years
                  Furniture and fixtures            - straight-line over 5 years
                  Computer hardware                 - straight-line over 4 years
                  Computer software                 - straight-line over 3 years

            Leasehold improvements are amortized on the straight-line basis over a period of five years.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

2.      SIGNIFICANT ACCOUNTING POLICIES

        (E) FLOW-THROUGH SHARES

            The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

        (F) INCOME TAXES

            The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

        (G) ADOPTION OF NEW ACCOUNTING STANDARD FOR EARNINGS PER SHARE

            During 2001, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for the calculation of earnings per share. Under the new accounting policy, the calculation of diluted earnings per share requires the use of the treasury method and assumes any option or warrant proceeds would be used to purchase common shares at the average market price during the period.

        (H) STOCK-BASED COMPENSATION

            In December 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." Effective for the Company's fiscal year beginning January 1, 2002, the new Section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the Section encourages but does not require that a fair-value based approach be used.

            The Company records no expense when it issues options. Accordingly, the Section requires that the Company disclose pro forma net earnings and earnings per share data as if the fair-value based approach were used for options granted in 2002.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

3.      CAPITAL ASSETS

                                                               DECEMBER 31                        DECEMBER 31
                                                                  2002                               2001
                                           -------------------------------------------------    --------------
                                                               ACCUMULATED
                                                COST          AMORTIZATION          NET               NET
        Equipment                          $       67,935   $       13,590    $       54,345    $     -
        Furniture and fixtures                     33,176            6,636            26,540          -
        Computer hardware                         103,321           26,949            76,372            4,878
        Computer software                         117,993           41,304            76,689          -
        Leasehold improvements                     37,322           18,660            18,662          -
                                           --------------   ---------------   --------------    --------------

                                           $      359,747   $      107,139    $      252,608    $       4,878
                                           ==============   ===============   ==============    ==============


4.      MINERAL EXPLORATION PROPERTIES

                                                                    2002              2001
        ALASKA, USA

        Nickolai              (a)                             $      -         $     2,675,185
        Gunsite               (a)                                    204,673           206,763
                                                              ---------------  ---------------
                                                                     204,673         2,881,948
                                                              ---------------  ---------------
        MANITOBA/SASKATCHEWAN

        McBratney Lake        (a)                                    -                 279,110
                                                              ---------------  ---------------
        ONTARIO
        Larder Lake           (a)                                  1,128,039         1,122,122
        Fawcett Township      (a)                                    950,856           950,856
        Sudbury Basin         (b)
           McCreedy West                                           4,699,409            81,287
           Levack                                                  1,900,119            69,674
           Victoria                                                1,588,480            34,837
           Norman                                                  1,907,415            34,837
           Kirkwood                                                  172,274            11,612
           North Range Footwall                                      324,440          -
        Other                                                          3,976             3,438
                                                              ---------------  ---------------
                                                                  12,675,008         2,308,663
                                                              ---------------  ---------------
                                                              $   12,879,681   $     5,469,721
                                                              ===============  ===============

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001



4.      MINERAL EXPLORATION PROPERTIES (CONTINUED)

        (A) MINERAL EXPLORATION PROPERTIES

            After the Company signed the Inco Option (Note 4(b)) to earn a 100% interest in five nickel-copper-platinum-palladium-gold properties in the Sudbury Basin area, this area became the main focus of the Company. Other mineral properties were either allowed to lapse or were made available for option to third parties. Minimal expenditures were made on these other properties during 2002.

            The Nickolai properties in Alaska were allowed to lapse during 2002 except for the Canwell claim group which was under option to Nevada Star Resource Corp. They are in compliance with the option agreement at this time. The Gunsite property in Alaska remains in good standing and management is looking for potential optioners. The McBratney Lake property in Manitoba was returned to Hudson Bay Exploration and Development Co. Ltd. during the year, thereby terminating the option the Company had on the property. The Larder Lake gold property in Ontario remains a joint venture with NFX Gold Inc. with the Company retaining a 25% interest. It remains on a care and maintenance basis until the gold price increases sufficiently to make the project potentially viable. The Fawcett Township property near Shiningtree, Ontario remains inactive and no further work is planned for 2003. This property is also available for option to a third party.

        (B) SUDBURY BASIN

            On January 10, 2002 the Company signed an option agreement (the "Inco Option") to earn a 100% interest from Inco Limited ("Inco") in five copper-nickel-platinum-palladium-gold producing properties located in the Sudbury Basin area. Coincidentally with the signing of the option agreement, the Company assigned their rights under the Inco Option to the Sudbury Joint Venture owned 75% by the Company and 25% by Dynatec Corporation, a TSX-listed mining contractor. Under the terms of the Inco Option the Sudbury Joint Venture has to spend $ 30.0 million on exploration on the optioned properties by May 2006. The initial $14.0 million was committed to be expended equally by the joint venture partners by May 2003. During 2002 the Sudbury Joint Venture spent $15.5 million on exploration, thereby already meeting the $ 14.0 million initial exploration commitment.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


5.      CAPITAL STOCK

        (A) AUTHORIZED -

            Unlimited common shares

        (B) ISSUED -

                                                                                            NUMBER OF
                                                                                              COMMON
                                                                                              SHARES         CONSIDERATION


             Balance - June 30, 2001                                                          13,345,466   $    11,110,652
                Issued for property option payment                                                10,000             9,000
                                                                                          ---------------  ---------------

             Balance - December 31, 2001                                                      13,355,466        11,119,652
                Issued for property option payment (Note 5(b)(i))                              3,006,324         3,006,324
                Issued for cash under private placement  (Note 5(b)(ii))                       4,000,000         3,386,532
                Issued for cash under flow-through share offering  (Note 5(b)(iii))            5,000,000        10,000,000
                Issued for cash under public offering  (Note 5(b)(iv))                         5,000,000        22,934,073
                Issued on exercise of special warrants (Note 5(c)(i))                          3,300,000         1,320,000
                Issued on exercise of share purchase warrants (Note 5(c)(ii))                    550,750           688,437
                Issued on exercise of broker warrants (Note 5(c)(iii))                           678,000           559,200
                Issued on exercise of stock options (Note 6)                                   1,412,000           872,250
                                                                                          ---------------  ---------------

             Balance - December 31, 2002                                                      36,302,540   $    53,886,468
                                                                                          ===============  ===============

            (i) On January 10, 2002, as consideration for the Inco Option, the Company issued to Inco 3,006,324 common shares for deemed consideration of $3,006,324.

            (ii) On January 10, 2002 the Company completed a brokered private placement of 4,000,000 units of the Company at $1.00 per unit. Each unit is comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per warrant. Financing costs were $613,468 resulting in net proceeds of $3,386,532. As of December 31, 2001, a financing agent for the Company held in escrow $4,000,000 received from shareholders for this private placement.

            (iii) On January 10, 2002 the Company issued 4,000,000 flow-through common shares at $1.00 per common share, resulting in gross proceeds of $4,000,000. As of December 31, 2001, a financing agent for the Company held in escrow $4,000,000 received from shareholders for this flow-through issue.

                  On July 22, 2002 the Company issued 1,000,000 flow-through common shares at $6.00 per common share, resulting in gross proceeds of $6,000,000.

            (iv) On July 22, 2002 the Company issued 5,000,000 common shares at a price of $5.00 per share for gross proceeds of $25,000,000 pursuant to a short form prospectus filing. Financing costs were $2,065,927 resulting in net proceeds of $22,934,073.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

5.      CAPITAL STOCK (CONTINUED)

        (C) WARRANTS

             (i) In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of:
                     (a) the fifth business day after all receipts have been
                       issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which the purchasers of the special warrants are resident, and:
                     (b) May 10, 2002.

                   During the year ended December 31, 2002, these 3,300,000 warrants were converted into common shares.

             (ii) On January 10, 2002, the Company issued the following warrants to Inco under the terms of the Inco Option and issued additional warrants under a private placement.

                                                                                             NUMBER OF
                                                                                              WARRANTS
                      Warrants issued to Inco under the Inco Option                              496,879

                      Warrants issued under the private placement (Note 5(b)(ii))              2,000,000
                                                                                          ---------------
                                                                                               2,496,879
                                                                                          ===============

                   Each warrant is exercisable for one common share of the Company at an exercise price of $1.25 per warrant. The warrants expire on January 10, 2003. During 2002, 550,750 of these warrants were exercised for cash proceeds of $688,437. The balance of the warrants were exercised in January 2003.

             (iii) On May 10, 2001 the Company issued, as part of the
                   compensation payable in connection with the financing described in Note 5(c)(i), broker warrants to acquire 198,000 common shares at $0.40 for each warrant. These warrants were exercised in 2002 for proceeds of $ 79,200.

                   On January 10, 2002, as part of the compensation payable in connection with the private placement, the Company issued broker warrants to acquire 480,000 common shares at $1.00 for each warrant. These warrants were exercised in 2002 for proceeds of $ 480,000.


6.      STOCK OPTIONS

        The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 5.5 million Common Shares. These options are exercisable at not less than the market price of the Common Shares at the time they are granted. Options granted to employees vest 50% six months from the date of grant, and 50% one year from the date of grant. All other options vest immediately. The number of Common Shares reserved for issuance to any one person

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


        upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


6.      STOCK OPTIONS (CONTINUED)

        The following table reflects the continuity of options granted under the Plan for the year ended December 31, 2002.

                                        EXERCISE     BALANCE        OPTIONS       OPTIONS         OPTIONS        BALANCE
                 EXPIRY DATE              PRICE     DECEMBER 31     GRANTED      EXERCISED        EXPIRED      DECEMBER 31
                                                       2001                                                       2002
             November 15, 2004          $   0.40      1,020,000       -             820,000         -              200,000
             May 3, 2006                    0.50        660,000       -             430,000         -              230,000
             May 3, 2006                    1.00        470,000       -             -               -              470,000
             May 29, 2006                   1.00        150,000       -              52,000         -               98,000
             June 12, 2006                  1.10        100,000       -             -               -              100,000
             November 8, 2006               1.00        100,000       -             -               -              100,000
             November 13, 2006              1.00        300,000       -             -               -              300,000
             January 9, 2007                1.50        -             200,000       -               -              200,000
             February 14, 2007              2.08        -             280,000        25,000         -              255,000
             February 18, 2007              2.25        -              85,000       -               -               85,000
             March 12, 2007                 2.55        -             210,000        75,000         -              135,000
             May 14, 2007                   3.40        -              40,000        10,000         -               30,000
             August 7, 2007                 4.10        -             250,000       -               -              250,000
             September 10, 2007             5.00        -             395,000       -               -              395,000
             October 11, 2007               4.95        -              35,000       -               -               35,000
                                                   ------------  ------------  ------------   -------------   -------------
                                                      2,800,000     1,495,000     1,412,000         -            2,883,000
                                                   ============  ============  ============   =============   =============

             The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.


                                        EXERCISE      BALANCE       OPTIONS       OPTIONS         OPTIONS        BALANCE
                 EXPIRY DATE              PRICE       JUNE 30       GRANTED      EXERCISED        EXPIRED      DECEMBER 31
                                                       2001                                                       2001
             September 17, 2001         $   1.00         40,000       -             -               40,000          -
             November 15, 2004              0.40      1,020,000       -             -               -            1,020,000
             May 3, 2006                    0.50        660,000       -             -               -              660,000
             May 3, 2006                    1.00        470,000       -             -               -              470,000
             May 29, 2006                   1.00        150,000       -             -               -              150,000
             June 12, 2006                  1.10        100,000       -             -               -              100,000
             November 8, 2006               1.00        -             100,000       -               -              100,000
             November 13, 2006              1.00        -             300,000       -               -              300,000
                                                   ------------  ------------  ------------   -------------   -------------

                                                      2,440,000       400,000       -               40,000       2,800,000
                                                   ============  ============  ============   =============   =============

                             FNX MINING COMPANY INC.
                          NOTES TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001


6.      STOCK OPTIONS (CONTINUED)

        The Company records no expense when it issues options. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company's results would have been as follows:

                                                                                   YEAR ENDED DECEMBER 31, 2002
        Fair value of options granted and compensation expense                              $3,159,000
        Pro forma net loss                                                                  $6,988,527
        Pro forma basic loss per share                                                         $0.23

        The fair value of stock options granted is estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:

            Stock price at grant date                       $3.29
            Exercise price                                  $3.29
            Expected life of options (years)                 2.0
            Expected stock price volatility                 112%
            Expected dividend yield                          Nil
            Risk-free interest rate                         3.41%


7.      LOSS  PER SHARE

        Loss per share has been calculated using the weighted average number of shares outstanding during the year. The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the period. As a result of the net losses for the year ended December 31, 2002 and the six-month period ended December 31, 2001, diluted loss per share data is not presented as the exercise of options and warrants would have been anti-dilutive.



8.      RELATED PARTY TRANSACTIONS

        The Company obtained management services from a company controlled by the president of the Company in the amount of $553,200 (2001 - $94,200).



9.      COMPARATIVE FIGURES

        The Company changed its fiscal year-end from June 30 to December 31 effective in 2001. Accordingly, comparative figures are for the six-month period ended December 31, 2001. Certain of the comparative figures have been reclassified to conform to the financial presentation adopted for 2002.

                             FNX MINING COMPANY INC.
                    SUPPLEMENTAL NOTE TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001



This note has been prepared to accompany the annual audited financial statements and the report thereon dated February 28, 2003, and should be read in conjunction with those statements.



10.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

        These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

        (a) Under Canadian GAAP, all costs related to the acquisition, exploration and development of non-producing mineral properties are capitalized. Under U.S. GAAP, mining companies are permitted to capitalize acquisition, exploration and development costs only upon the determination of a commercially minable deposit. As at December 31, 2002, the Company had no proven or probable reserves and accordingly has written off all previously capitalized expenditures and acquisition costs incurred. In addition, if the accompanying financial statements and the related notes had been prepared under U.S. GAAP, all references to mineral properties, ores, reserves, development, mineralization and production activities would have been omitted.

        (b) Under Canadian GAAP, flow-through shares are recorded at face value when the shares are issued, and the related tax benefit renounced to shareholders is recorded as a reduction to share capital, when recognized. Under U.S. GAAP, when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-through shares issued during 2002 were granted at $1,880,000 more that the fair value of existing non flow-through shares. Upon renunciation of the expenses to the shareholders, income tax expense was recorded for the difference between the deferred tax liability and the liability recognized on issuance. The valuation allowance in the amount of the deferred tax liability results in an income tax benefit equal to the liability recognized on issuance.

        (c) As a result of the points previously discussed with respect to differences between Canadian GAAP and U.S. GAAP, the following adjustments would need to be made to the financial statements.

        BALANCE SHEETS

                                                                                                   2002              2001
            Deficit per Canadian GAAP                                                     $    9,795,774   $     5,966,047

            Cumulative exploration and development costs (Note 10(a))                         12,879,681         5,469,721

            Cumulative flow-through share tax income (Note 10(b))                             (2,124,510)         (244,510)
                                                                                          ---------------  ---------------
            Deficit per U.S. GAAP                                                         $   20,550,945   $    11,191,258
                                                                                          ===============  ===============

                             FNX MINING COMPANY INC.
                    SUPPLEMENTAL NOTE TO FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2002 AND
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2001




        STATEMENTS OF LOSS

                                                                                                  2002              2001
            Net loss per Canadian GAAP                                                    $  (3,829,727)      $  (336,675)

            Exploration and acquisition costs (Note 10(a))                                  (10,371,972)         (305,607)

            Mineral exploration properties written off (Note 10(a))                           2,962,012           272,089

            Income tax benefit on renunciation of
               flow-through expenses  (Note 10(b))                                            1,880,000          -
                                                                                          ---------------  ---------------
            Net loss per U.S. GAAP                                                        $  (9,359,687)      $  (370,193)
                                                                                          ===============  ===============
            Basic and diluted loss per share per U. S. GAAP                               $       (0.31)   $        (0.03)
                                                                                          ===============  ===============

        (d) Beginning in 1996, U.S. GAAP allows, but does not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method as permitted under U.S. GAAP. The U.S. accounting pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. Under Canadian GAAP, the fair value method is disclosed for 2002. For the six-month period ended December 31, 2001, there were no options granted, and therefore there is no additional pro forma disclosure to be shown.